ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

September 7, 2017

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File No. 333-212683) (the “Registrant”)

Dear Ms. Larkin:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on August 23, 2017 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on July 10, 2017 (the “Registration Statement”). Your comments are summarized below, and followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment. Please confirm supplementally that the recapture amount referenced in footnote 3 of the Annual Fund Operating Expenses table would be the lesser of the expenses when waived or recaptured.

Response.    The Registrant so confirms.

2.

Comment.    The “Principal Investment Strategies” section indicates that the Fund may invest in high-yield fixed-income securities issued by both U.S. and foreign companies. Please state supplementally whether the reference to foreign companies includes emerging markets companies. If so, please add clarifying disclosure reflecting such.

Response.    The reference to foreign companies is intended to include emerging markets companies. Accordingly, the Registrant has added the following disclosure to the end of the first paragraph of the section referenced above: “Although not a principal investment strategy, the Fund may invest in securities of issuers in emerging markets to a significant extent.” In addition, the Registrant has also added “Emerging Markets Risk” to the “Principal Risks” section. Supplementally, the Registrant notes that this revised disclosure approach is consistent with other series of the Registrant.

3.

Comment.    The “Principal Investment Strategies” section states that the Fund’s investment adviser seeks to lower the risks of investing in stocks by using a “top-down approach.” Please explain supplementally how the Fund’s “top-down approach” to equity investing fits into the Fund’s principal investment strategies given the Fund’s focus on high-yield fixed income securities.

Response.    The Registrant respectfully submits that the Fund’s principal investment strategies do not prohibit equity investments and that the risks associated therewith are adequately disclosed. Notwithstanding, as shown in Response #4, the Registrant has changed the word “stocks” to “securities” to provide additional clarification.

4.	Comment. Please revise the phrase “macro-level investment themes” in the “Principal Investment Strategies” section in a way that complies with the plain English requirements of Form N-1A.

Response.    The disclosure has been revised as follows: “The Fund’s investment adviser seeks to lower the risks of investing in ~~stocks~~ securities by using a “top-down approach” of diversification by company, industry, sector, country and currency and focusing on macro-level investment themes, such as large-scale events on the country-wide, continental and global scale, implementing opportunistic investment strategies to capitalize on geopolitical trends.

5.	Comment. Please consider adding additional disclosure to the “Principal Investment Strategies” section if the Fund intends to invest significantly in contingent convertible securities.

Response.    The Fund does not anticipate investing significantly in contingent convertible securities. Accordingly, the Registrant respectfully declines to add additional disclosure at this time.

6.

Comment.    The Fund lists “Other Investment Companies (including ETFs) Risk,” “MLP Risk” and “RIC Qualification Risk” as principal risks. Please explain how these particular risks relate to the Fund’s principal investment strategies. In addition, if the Fund intends to invest significantly in other investment companies or master limited partnerships, please consider adding additional disclosure to the “Principal Investment Strategies” section.

Response.    Supplementally, the Registrant notes that the Fund may be subject to Other Investment Companies (including ETFs) Risk and MLP Risk (including any associated RIC Qualification Risk) through its use of convertible securities. The Registrant believes that its exposure to other investment companies and MLPs is not inconsistent with the Fund’s broadened investment mandate. Notwithstanding, the Registrant has added the following disclosure to the end of the third paragraph of the “Principal Investment Strategies” section: “References in this prospectus to the Fund “investing” in any instrument, security or strategy include direct or indirect investment, including gaining exposure through derivatives, master limited partnerships or other investment companies.”

7.	Comment. Please explain supplementally how much the Fund expects to invest in non-agency asset-backed and mortgage-backed securities.

Response.    At this time, under normal market conditions, the Fund does not anticipate investing more than 10% in non-agency asset-backed or mortgage-backed securities.

8.

Comment.    Please add a statement to the “Fund Performance” section explaining that the Fund’s performance reflected in the annual average total return bar chart and table had been based on a different investment strategy before the applicable date.

Response.    The following disclosure has been added after the third sentence of the first paragraph of “Fund Performance” section: “Performance prior to the date of this prospectus reflects the Fund’s returns when managed under a different principal investment strategy.”

9.	Comment. Consistent with Item 4, Instruction 2(c) of Form N-1A, please provide additional information for the former index.

Response.    Prior to September 2013, the Credit Suisse High Yield Index was the Fund’s primary index. In September 2013, the Registrant’s Board approved the addition of the BofA Merrill Lynch BB-B US High Yield Constrained Index as the Fund’s primary benchmark index. The reference to the Credit Suisse index should have been removed during the March 1, 2015 annual update. Therefore, the Registrant respectfully submits that the deletion of the outdated reference to the Credit Suisse index does not require additional disclosure.

10.

Comment.    Please consider revising the temporary defensive positions disclosure under the “Principal Risks of Investing in the Fund” section to better align with the requirements of Item 9(b)(1), Instruction 6 of Form N-1A.

Response.    The Registrant has modified the temporary defensive disclosure as follows: “In response to market, economic, political, or other conditions, the Fund may temporarily invest ~~use a different investment strategy~~ for defensive purposes. If the Fund does so, different factors could affect the Fund’s performance, and the Fund may not achieve its investment objective.”

11.

Comment.    Please ensure that the table contained in the “Additional Information About Investment Strategies and Related Risks” section matches the principal risks disclosed in the Fund’s summary prospectus.

Response.    The requested change has been made.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1376.

Very truly yours,

/s/ Matthew A. Brunmeier

Matthew A. Brunmeier, Esq.

MB/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP

4